Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 28 DATED JUNE 9, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

S Hardy Controlled Subsidiary – Tempe, AZ

On June 3, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Hardy, LLC (the “S Hardy Controlled Subsidiary”) for an initial purchase price of approximately $1,100,000 which is the initial stated value of our equity interest in the S Hardy Controlled Subsidiary (the “S Hardy East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the S Hardy Controlled Subsidiary for an initial purchase price of approximately $9,900,000 (the “S Hardy Interval Fund Investment” and, together with the S Hardy East Coast Opportunistic REIT Investment, the “S Hardy Investment”). The S Hardy Controlled Subsidiary used the proceeds of the S Hardy Investment to acquire a fully leased industrial building containing approximately 56,240 square feet of net rentable area on an approximately 15-acre site located at 8123 S Hardy Drive, Tempe, AZ 84284 (the “S Hardy Property”). The initial S Hardy East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial S Hardy Investment and the S Hardy Property occurred concurrently.

The S Hardy Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the S Hardy East Coast Opportunistic REIT Investment, we have authority for the management of the S Hardy Controlled Subsidiary, including the S Hardy Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total S Hardy Property purchase price, paid directly by the S Hardy Controlled Subsidiary.

The total purchase price for the S Hardy Property was approximately $11,000,000, or approximately $151 per rentable square foot. We have budgeted approximately $2,700,000 to convert the space to a traditional warehouse. We anticipate soft costs, financing, and other fees of approximately $160,000 bringing the total projected project cost for the S Hardy Property to approximately $13,860,000. No financing was used to close the transaction. Additional financing may be pursued at a later date.

The S Hardy Property was delivered in 1998. The property is 100% leased to a single office tenant. The tenant has vacated the space and plans to end their lease prior to year-end. The project is estimated to be completed prior to year-end with plans to market the space while under construction and re-tenant the space once delivered. Professional third-party property management will be installed to manage the S Hardy Property.

The S Hardy Property is located on approximately 15 acres of improved land at 8123 S Hardy Dr, Tempe, AZ, in Maricopa County. The S Hardy Property is located 22 miles from the Phoenix-Mesa Airport, and 12 miles from central Phoenix. The property is located 2 miles from I-10 within a dense, high-income area of Phoenix which is ideally located for last mile distribution and corporate users.

The following table contains underwriting assumptions for the S Hardy Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
S Hardy	6.00%	4.25%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.